Exhibit 99.1
PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM SETS 2004 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

New York, NY, and Ra’anana, Israel - December 16, 2004 - SuperCom, Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, hereby gives notice that the 2004 Annual General Meeting of Shareholders will be held at the Company's offices at 3 Tidhar Street, Millennium Building, Ra’anana, Israel, on Tuesday, January 11, 2005, at 10:00 a.m. (Israel Standard time). If within half an hour from the time scheduled for the meeting a quorum is not present, the meeting shall be adjourned and shall take place twenty-one (21) days following the date of a notice of a reconvened meeting issued by the Company, at the same time and place, or any time or place as designated in such notice.

The Agenda of the meeting will be as follows:

1.	Election of Mr. Eli Rozen, Mr. Menahem Meron and Mr. Avi Landman as directors of the Company.

2.	Discussion of accountant auditor's report and financial statements for year ended December 31, 2003.

3.	Appointment of Fahn Kanne & Co, a member of Grant Thornton, as our accountant auditor for the year 2005, and authorizing our board of directors to fix the remuneration of said accountant auditor in accordance with the volume and nature of the services rendered by it.

4.	Granting options to acquire ordinary shares of the Company to directors of the Company as follows:

(i)	50,000 options to each of Mr. Menahem Meron and Mr. Avi Landman, directors of the Company.
(ii)	300,000 options to Mr. Eli Rozen, the Chairman of the board of directors.

Following the Board of Directors decision of October 4, 2004, the exercise price of said options shall be $0.85 per share and the vesting period and the other exercise terms and conditions of said options shall be in accordance with the Company's 2003 Israeli Share Option Plan.

5.	Setting the annual and monthly remuneration of Ms. Michal Brikman, the new external director of the Company, at the maximum sum set forth in the regulations promulgated under the Companies Law 1999-5759, as applicable to the Company, and to change the annual and monthly remuneration of Mr. Avi Elkind, the serving external director of the Company, in accordance therewith.

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6.	Approving the following amendments to the service agreement between the Company and Mr. Avi Landman, dated October 1, 2001:

(i)	As of the date of the approval of the General Meeting, increase the consideration set forth in the said agreement to a sum of NIS 30,000 per month.
(ii)	Upon the termination of the current car leasing period, upgrade the car provided to Mr. Landman to any car that its leasing price is up to NIS 4,200 (excluding tax) per month.
(iii)	Grant Mr. Landman a one-time bonus of NIS 130,000 including VAT.

Shareholders of record at the closing of business on December 20, 2004 are entitled to notice of and to vote at the meeting.

According to the Articles of Association of the Company, voting at the meeting shall be in person or by proxy, provided, however, that the instrument appointing a proxy must be delivered to the Company not less than twenty-four (24) hours before the time scheduled for such meeting.

The shareholders are required to inform Mme. Doms Annelies (KBC Bank, 0032-2-2499187or 0032-2-4298194) in writing, with a copy to the Company, not later than December 30, 2004, if they wish to exercise their voting right in person or by proxy. Such proxy must be provided to the Company not later than 10:00 (Israel time) on January 05, 2005.

The majority required for the approval of the resolutions marked above as issues no. 1, 3, 5 and 6 on the agenda of the meeting is simple majority. The majority required for the approval of the resolution marked above as issue no. 4 on the agenda of the meeting, is a simple majority, provided that either: (i) the majority of the votes actually cast includes at least one-third (1/3) of the shareholders present at the meeting who have no personal interest in the approval of such resolution; or (ii) the total number of votes of the shares voted against the approval of such resolution, does not exceed one percent (1%) of the total voting power of the shareholders of the Company. Issue no. 2 on the agenda of the meeting is for discussion only and will not involve a vote of the shareholders.

Any shareholder may review the suggested form of the said resolutions at the Company's offices, at 3 Tidhar Street, Millennium Building, Ra’anana, during regular working hours. The Company's telephone number: 972-9-7750800

A form of proxy is enclosed herewith for your convenience.

About SuperCom, Ltd.
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor
This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.supercomgroup.com.

Contact
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com

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Proxy Form:

I, ______________________ [name of the Shareholder] of ________________________ [address of the Shareholder] being a shareholder of Supercom Ltd., hereby appoint ______________________ [name of the Proxy] of ________________________ [address of the Proxy] as my proxy to vote for me and on my behalf at the Annual General Meeting of the Shareholders of Supercom Ltd. to be held on 11th day of January 2005 and any adjournment(s) thereof.

Signed, this ____ day of ______, 200_.

____________________
(signature)

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